FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE  1Q 2014

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2014

Highlights for the Period

             Despite the negative impact of Bocamina II in Chile, EBITDA amounted to Ch$ 413,894 million, which represents only a 4.6% decrease in this first quarter. The generation business increased 9% due to the positive contributions from Brazil, Peru and Colombia, while the distribution business decreased by 20%, partly explained by operational over costs due to weather emergencies  in Argentina.

             Earnings attributable to the shareholders of Enersis declined by 9% and earnings attributable to minority interest decreased by 61%. Both results were affected by conversion effects in foreign currency denominated debt and higher taxes due to the revaluation of foreign assets against the Chilean peso. The difference between both results is explained by the positive effect of Conosur assets obtained in the capital increase operation, which have been consolidated in Enersis since April 2013.

             Earnings attributable to our shareholders represented 64% of total earnings, which compares favorably with the 43% in 2013.

             The number of new customers rose by approximately 94,000 during the first quarter of 2014, and 449,000 in the last twelve months, to a total of over 14.5 million. Energy demand in our concession areas increased 4.6%, evidencing a solid growth rate in the region.

             The Enersis Group reached a strong investment pace in this first quarter, through a purchase contract for acquiring the 21% ownership that Inkia Group has in Edegel,  a voluntary tender offer for the free float of Coelce, increasing its ownership to 74%, the acquisition of the remaining 50% of GasAtacama through its subsidiary Endesa Chile, and the investment approval of Los Cóndores project (150 MW).

             We continue moving forward in the development of new hydroelectric capacity through the construction of El Quimbo (400 MW) and Salaco (150 MW).

PRESS RELEASE  1Q 2014

ECONOMIC- FINANCIAL SUMMARY

➢  Earnings attributable to shareholders of Enersis declined by 8.7% in the first quarter of 2014, compared to 2013, amounting to Ch$76,811 million. This is mainly explained by lower operating income from distribution and higher corporate tax.

➢  The customer base in our distribution business concession zones over the last twelve months increased by approximately 449,000, to a total of almost 14.5 million. Consolidated energy demand in the concession zones operated by Enersis showed an increase of 4.3% over the first quarter of 2013, demonstrating the region’s strong growth trend.

➢  In the generation business, the net accumulated production reached 13,957 GWh, representing an increase of 0.5% over 2013.

➢  The Company’s EBITDA declined by 4.6% to Ch$20,147 million, mainly the result of larger physical purchases and higher average purchase price. This was partially compensated by lower variable procurement and services costs and lower fuel costs.

➢  The Company’s operating result (EBIT) decreased by 9.4% to Ch$295,037 million.

➢  The net financial result shows a 6.7% increase in the expense compared to the figure for 2013, totaling an expense of Ch$61,360 million. This was mainly due to the negative impact of exchange differences, partially offset by the 70% increase in financial income as a result of the large cash surplus following the capital increase made in the first quarter of 2013.

➢  As a result of these variations, net income before taxes was Ch$245,471 million, equivalent to a f 11.6% decrease.

FINANCIAL SUMMARY

➢ Liquidity continues in a solid position, as shown below:

•      Cash and cash equivalents                                                        US$ 2,675 million

•      Cash and cash equiv. + 90 days cash investments                     US$ 3,095 million

•      Committed credit facilities available                                            US$ 791 million

•      Uncommitted credit facilities available                                        US$ 783 million

➢ The average nominal interest rate in this period rose from 8.1% to 8.5%, influenced by inflation in Chile and higher interest rates in Colombia.

PRESS RELEASE  1Q 2014

Hedging and protection:

In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect its cash flows and balance sheet, as follows:.

•      The Enersis Group’s exchange rate policy is based on its cash flows and seeks to maintain a balance between US dollar indexed flows, and assets and liabilities in that currency. In addition, we have contracted cross-currency swaps for a total amount of US$ 850 million and forwards for US$ 685 million.

•      In order to reduce volatility in the financial results due to interest rate fluctuations, we seek to maintain a suitably balanced debt structure. We have also contracted interest-rate swaps for US$ 429 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’s business activities are carried out though affiliated companies that operate the different businesses in the five countries in which the Company has a presence. The most important businesses for Enersis are electricity generation and distribution.

The results and business figures of the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, began to be recognized in Enersis from April 2013.

The following tables provide some key indicators as of March 31, 2014 and 2013 of the companies in the different countries they operate.

PRESS RELEASE  1Q 2014

Generation

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Mar-14	Mar-13	Mar-14	Mar-13

Endesa Chile (1)	SIC & SING Chile	4,822	5,006	30.2%	31.8%
Endesa Costanera	SIN Argentina	1,487	2,230	4.7%	7.3%
El Chocón	SIN Argentina	735	574	2.3%	1.9%
Dock Sud	SIN Argentina	1,455	-	4.6%	0.0%
Edegel consolidated	SICN Peru	2,184	2,270	23.6%	26.0%
EE. Piura	SICN Peru	130	-	1.4%	0.0%
Emgesa	SIN Colombia	3,678	3,833	17.9%	18.3%
Cachoeira Dourada	SICN Brazil	1,189	923	1.0%	0.8%
Endesa Fortaleza	SICN Brazil	713	804	0.6%	0.7%

Total		16,392	15,640

(1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13

Chilectra (**)	3,789	3,666	5.5%	5.2%	1,701	1,670	2,412	2,260
Edesur	4,476	4,398	9.1%	9.2%	2,450	2,423	742	825
Edelnor	1,849	1,766	8.1%	8.1%	1,266	1,220	2,036	2,003
Ampla	3,171	2,891	21.9%	21.4%	2,817	2,733	2,513	2,393
Coelce	2,703	2,599	12.0%	12.2%	3,531	3,361	2,923	2,628
Codensa	3,348	3,215	7.3%	7.2%	2,710	2,618	2,621	2,571

Total	19,336	18,535	10.7%	10.6%	14,474	14,025	1,812	1,816

(*) Includes final customer sales and tolls.
(**) Consolidated data.

PRESS RELEASE  1Q 2014

I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

The net income attributable to the shareholders of Enersis as of March 31, 2014 was Ch$76,811 million, representing a 8.7% decrease from the same period of the year before, which was Ch$84,159 million.

As a result of applying IFRS 11 "Joint Arrangements”, jointly controlled companies, which until the financial statements as of December 31, 2012 were consolidated on a proportional basis, should be recorded retroactively under the equity method, as required by the new standard for Joint Arrangements that qualify as joint ventures. The companies affected are Centrales Hidroeléctricas de Aysén S.A. and subsidiaries, Inversiones Gas Atacama Holding Ltda. and subsidiaries, Distribuidora Eléctrica de Cundinamarca S.A. and subsidiary, and Transmisora Eléctrica de Quillota Ltda. These changes do not affect the equity or income attributable to the owners of the parent company.

The following compares each item of the income statement:

PRESS RELEASE  1Q 2014

CONSOLIDATED INCOME STATEMENT (million Ch$)	Mar-14	Mar-13	Change	% Change

Revenues	1,571,797	1,456,669	115,128	7.9%
Sales	1,501,377	1,399,936	101,441	7.3%
Other operating income	70,420	56,733	13,687	24.1%
Procurements and Services	(913,293)	(800,588)	(112,705)	(14.1%)
Energy purchases	(596,793)	(444,043)	(152,750)	(34.4%)
Fuel consumption	(124,750)	(145,816)	21,066	14.5%
Transportation expenses	(106,962)	(94,064)	(12,898)	(13.7%)
Other variable costs	(84,788)	(116,665)	31,877	27.3%
Contribution Margin	658,504	656,081	2,423	0.4%
Personnel costs	(104,312)	(99,523)	(4,789)	(4.8%)
Other fixed operating expenses	(140,298)	(122,517)	(17,781)	(14.5%)
Gross Operating Income (EBITDA)	413,894	434,041	(20,147)	(4.6%)
Depreciation and amortization	(111,308)	(101,976)	(9,332)	(9.2%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(7,549)	(6,550)	(999)	(15.3%)
Operating Income	295,037	325,515	(30,478)	(9.4%)
Net Financial Income	(61,360)	(57,492)	(3,868)	(6.7%)
Financial income	73,928	43,423	30,505	70.3%
Financial costs	(100,269)	(100,747)	478	0.5%
Gain (Loss) for indexed assets and liabilities	(4,052)	(1,085)	(2,967)	(273.5%)
Foreign currency exchange differences, net	(30,967)	917	(31,884)	3477.0%
Other Non Operating Income	11,794	9,577	2,217	23.2%
Net Income From Sale of Assets	4,823	2,981	1,842	61.8%
Share of profit (loss) of associates accounted for using the equity method	6,971	6,596	375	5.7%
Otther Non Operating revenues (expenses)	-	-	-	N/A
Net Income Before Taxes	245,471	277,600	(32,129)	(11.6%)
Income Tax	(125,276)	(82,249)	(43,027)	(52.3%)
NET INCOME	120,195	195,351	(75,156)	(38.5%)
Net Income attributable to owners of parent	76,811	84,159	(7,348)	(8.7%)
Net income attributable to non-controlling interest	43,384	111,192	(67,808)	(61.0%)

Earnings per share Ch$ (*)	1.6	2.6	(1.0)	-39.0%

(*) As of March 31, 2014, the average number of paid and subscribed shares was 49,092,772,762 (32,831,348,452 as of March 31, 2013)

Operating income:

Operating income declined by Ch$30,4785 million in the period ended on March 31, 2014, a decrease of 9.4%, from Ch$325,215 million in 2013 to Ch$295,037 million in 2014.

The breakdown of operating revenue and expenses by business line for the periods ended March 31, 2014 and 2013 is as follows:

PRESS RELEASE  1Q 2014

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13

Operating Revenues	669,408	575,607	1,042,480	1,018,042	(140,091)	(136,980)	1,571,797	1,456,669
Operating Costs	(468,027)	(393,212)	(943,994)	(870,467)	135,261	132,525	(1,276,760)	(1,131,154)

Operating Income	201,381	182,395	98,486	147,575	(4,830)	(4,455)	295,037	325,515

Change in million Ch$ and %	18,986	10.4%	(49,089)	(33.3%)	(375)	(8.4%)	(30,478)	(9.4%)

The generation and transmission business produced operating income of Ch$201,381 million, representing a 10.4% or Ch$18,986 million increase. Physical sales increased by 4.8% to 16,392 GWh, compared to 15,640 GWh in March 2013.

Operating income for generation and transmission business on a comparative basis and detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY

Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13

Operating Revenues	264,355	213,312	46,273	54,401	116,697	89,607	150,780	153,249	91,270	65,136	669,408	575,607

Operating Costs	(255,804)	(180,286)	(37,866)	(52,425)	(56,488)	(53,735)	(62,178)	(69,410)	(55,658)	(37,455)	(468,027)	(393,212)

Operating Income	8,551	33,026	8,407	1,976	60,209	35,872	88,602	83,839	35,612	27,681	201,381	182,395

Change in million Ch$ and %	(24,475)	(74.1%)	6,431	325.5%	24,337	67.8%	4,763	5.7%	7,931	28.7%	18,986	10.4%

Chile

Operating income in Chile decreased by 74.1%, from Ch$33,026 million in March 2013 to Ch$8,551 million in 2014, mainly due to higher operating costs of Ch$75,518 million following higher energy purchases costs of Ch$59,454 million, higher transportation costs of Ch$15,284 million and higher expenses in other variable procurements and services of Ch$3,246 million, offset by lower fuel consumption expenses of Ch$4,018 million. Additionally, personnel expenses were reduced by Ch$2,309 million and the depreciation and impairment expense fell by Ch$460, both offset by higher other expenses of Ch$4,321 million.

Despite a 3.7% reduction in physical sales, operating revenue increased by Ch$51,043 million, mainly due to increased energy sales to non-regulated customers of Ch$44,558 million, larger other sales of Ch$2,353 million, mainly coal, and higher services corresponding to tolls of Ch$2,633 million, plus increased other revenues of Ch$1,499 million.

PRESS RELEASE  1Q 2014

Argentina

In Argentina, operating income for the period increased by Ch$6,431 million, mainly explained by Ch$9,616 million increased revenue received under combined-cycle availability contract of Endesa Costanera.

Our subsidiary, Endesa Costanera, went from an operating loss of Ch$2,156 million in March 2013 to income of Ch$3,696 million in 2014, as result of higher revenues of Ch$5,918 million, mainly the effect of the availability contract with the regulator,  lower energy sales, and reduced energy purchases of Ch$1,185 million. This was offset by higher personnel expenses of Ch$1,215 million. Physical sales fell by 33.3% to 1,487 GWh.

El Chocón’s operating income reached Ch$2,574 million, a 22.1% decrease compared to the same period of the year before. Operating revenue fell by Ch$2,057 million, mainly due to translation effects and a reduction in the average sale price, despite an increase in physical sales. The costs of raw materials and inputs fell by Ch$983 million, mainly due lower energy purchases costs of Ch$885 million, reduced variable procurements and services of Ch$172 million, lower other expenses of Ch$235 million and a reduced charge for depreciation and impairment of Ch$126 million. Physical sales rose by 28.2% to 735 GWh.

In addition, as a result of the capital increase of Enersis at the end of the first quarter of 2013, the Argentine subsidiaries Central Dock Sud and Cemsa S.A. became consolidated. The results of these companies have been recognized since April 2013. For the March 2014 quarter, Dock Sud produced operating income of Ch$1,669 million and Cemsa S.A an operating income loss of Ch$88 million.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 23.0% decrease in Chilean pesos in March 2014 as compared to March 2013.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$60,209 million, an increase of Ch$24,337 million over the Ch$35,872 million for the same period of 2013.

The operating income of our subsidiary Cachoeira Dourada rose by Ch$25,472 million, mainly due to increased revenue of Ch$29,917 million reflecting increased physical energy sales of 266 GWh. Additionally, raw materials and input costs rose by Ch$3,710 million, mainly due to higher energy purchases of Ch$5,720 million offset by lower other variable procurement and services costs of Ch$ 1,855 million and lower transportation costs of Ch$155 million.

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$8,544 million, a reduction of Ch$1,610 million compared to the same period of the previous year. The cost of raw materials and inputs rose by Ch$1,562 million, mainly due to greater energy purchases of Ch$5,071 million as a result of the increased price per GWh due to the lack of rains, offset by reduced other variable procurement and services costs of Ch$2,291 million, lower fuel costs of Ch$1,073 million and reduced transportation expenses of Ch$145 million. Sales revenue declined slightly by Ch$234 million as a result of less physical sales of 91 GWh and the translation effects.

PRESS RELEASE  1Q 2014

Our subsidiary CIEN showed an increase in operating income of Ch$245 million, reaching Ch$8,735 million in March 2014. This is mainly explained by reduced sales revenues of Ch$2,123 million offset by lower operating expenses of Ch$2,368 million.

The effect of translating the financial statements from Brazilian reais to Chilean pesos in both periods was a 1.4% reduction in Chilean pesos in March 2014 when compared to March 2013.

Colombia

The operating income of the operations in Colombia grew by 5.7% to Ch$88,711 million in the first quarter of 2014. The reduced costs of raw materials and inputs of Ch$8,016 million are the result of a lower fuel consumption of Ch$5,480 million due to reduced thermal generation and less energy purchases of Ch$4,047 million, compensated by higher transportation expenses of Ch$1,421 million. There were also higher other expenses of Ch$1,096 million and a reduced charge for depreciation and impairment of Ch$263 million.

The reduced sales revenue of Ch$2,489 million (1.6%) were mainly the result of 155 GWh lower physical sales  compared to the same period of the previous year.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 4.3% increase in Chilean pesos in March 2014 when compared to March 2013.

Peru

Operating income in Peru totaled Ch$35,612 million in 2014, a 28.7% increase of over 2013, mainly the result of increased operating revenue and the contribution of Empresa Eléctrica Piura, a subsidiary that began being consolidated  following Enersis’ capital increase in March 2013.

The operating income of Edegel was Ch$30,448 million, 10.0% more than in the same period of 2013. Despite 86 GWh reduced physical sales, revenue rose by Ch$12,583 million, mainly due to additional energy sales of Ch$14,852 million resulting from high average sales prices, offset by reduced revenue from tolls of Ch$2,663 million.

Operating expenses rose by Ch$9,827 million due to higher costs of raw materials and inputs of Ch$7,954 million mainly due to higher other variable procurement and service costs of Ch$3,454 million, higher fuel consumption of Ch$2,483 million, higher transportation expenses of Ch$1,678 million and larger energy purchases of Ch$339 million. There were also higher other expenses of Ch$1,342 million, a higher charge for depreciation and impairment of Ch$408 million and increased personnel expenses of Ch$123 million.

The subsidiary Empresa Eléctrica de Piura also contributed an improved operating income of Ch$5,135 million.

The Distribution business showed a 33.3% change or Ch$49,089 million decrease in operating income to Ch$98,486 million. Physical sales rose by 801 GWh, or 4.3%, to a total of 19,336 GWh. The number of customers increased by 3.2%, or approximately 449,000, amounting to almost 14.4 million customers in March 2014.

PRESS RELEASE  1Q 2014

The following shows details of the operating income of the distribution business by country and by comparison of the two periods:

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13	Mar-14	Mar-13

Operating Revenues	246,440	233,412	47,480	78,557	414,042	408,402	219,717	201,018	114,801	96,653	1,042,480	1,018,042
	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	(217,256)	(199,299)	(109,838)	(100,671)	(365,771)	(342,070)	(157,143)	(148,186)	(93,986)	(80,240)	(943,994)	(870,467)

Operating Income	29,184	34,113	(62,358)	(22,114)	48,271	66,332	62,574	52,832	20,815	16,413	98,486	147,575

Change in million Ch$ and %	(4,929)	(14.4%)	(40,244)	(182.0%)	(18,061)	(27.2%)	9,742	18.4%	4,402	26.8%	(49,089)	(33.3%)

Chile:

In Chile, our subsidiary Chilectra produced operating income of Ch$29,184 million, which was Ch$4,929 million, or 14.4% less than in March 2013. This is mainly due to higher operating costs of Ch$ 17,956 million, principally due to the increase in energy purchase costs of Ch$23,075 million as a result of the increased physical sales in the period, mainly offset by reduced transportation expenses of Ch$6,376 million.

Operating revenue increased by Ch$13,028 million, or 5.6%, as a result of higher energy sales of Ch$20,226 million, compensated by reduced energy transmission services revenue of Ch$6,829 million.

Energy losses declined by 0.3 percentage points to 5.5% in 2014. Physical energy sales grew by 3.4% to 3,789 GWh, and the number of customers rose by approximately 31,000 to 1.70 million.

Argentina:

In Argentina, our subsidiary Edesur produced a Ch$40,244 million larger operating loss, going from a Ch$22,114 million loss in March 2013 to a Ch$62,358 million loss in 2013.

Operating revenue declined by Ch$31,077 million, mainly due to Ch$13,605 million of fines for quality of service and the effect of translating the financial statements from Argentine pesos to Chilean pesos which led to a 23.0% decrease in Chilean pesos in 2014.

Operating costs increased by Ch$9,167 million due to maintenance and renovation of networks and larger expenses related to the weather emergency that occurred at the end of last year.

Physical sales rose by 1.8% to 4,476 GWh to March 2014. Energy losses declined by 0.1 percentage point to 9.1%, and the number of customers increased by approximately 26,000 to more than 2.45 million.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 23.0% decrease in Chilean pesos in 2014 as compared to March 2013.

PRESS RELEASE  1Q 2014

Brazil:

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$48,271 million, which is 27.2% lower than in March 2013. This is mainly due to lower average sale prices following the tariff revision of Decree 579 and the effects of the drought affecting Brazil which has significantly increased energy purchase costs.

It was also affected by the translation effect that produced a 1.4% reduction in terms of Chilean pesos.

Ampla’s operating income amounted to Ch$46,677 million, which was an increase of Ch$1,630 million compared to the same period of 2013. This is explained by higher operating revenue of Ch$5,798 million as a result of higher energy sales of Ch$9,412 million offset by reduced revenue from other services of Ch$1,888 million and reduced other revenue of Ch$1,726 million. Operating costs rose by Ch$4,168 million due to higher costs of raw materials and inputs of Ch$3,370 million, mainly due to greater energy purchases of Ch$23,838 million, lower transportation costs of Ch$1,236 million and lower other variable procurement and services costs of Ch$19,232 million. In addition, the charge for depreciation and impairment rose by Ch$1,909 million and other expenses declined by Ch$907 million. Physical sales grew by 9.7% to 3,171 GWh in the present period. Energy losses increased by 0.5 percentage points, from 21.4% to 21.9%. Ampla’s number of customers rose by approximately 84,000 to 3.17 million.

In our subsidiary Coelce, operating income decreased by 92.5%, or Ch$ 169,691 million, to Ch$1,594 million. This fall was due to higher operating costs of Ch$19,533 million, mainly due to greater energy purchases of Ch$25,167 million, higher transportation expenses of Ch$1,030 million, higher personnel expenses of Ch$400 million and a greater charge for depreciation and impairment of Ch$4,649 million. The above was offset by the reduction in other procurement and services costs of Ch$10,884 million and other expenses of Ch$829 million.

The physical sales of Coelce increased by 4.0% to 2,703 GWh by the end of March 2014. Energy losses declined by 0.2 percentage points to 12.0%, and the number of customers rose by approximately 169,000 to over 3.53 million.

The effect of translating the financial statements from Brazilian reais to Chilean pesos in both periods led to a 1.4% decrease in Chilean pesos in 2014 as compared to March 2013.

Colombia:

In Colombia, Codensa’s operating income was Ch$62,574 million, an increase of Ch$9,742 million over the same period of 2013. This is explained by higher operating revenue of Ch$18,699 million, mainly due to higher physical sales.

Operating costs rose by Ch$8,957 million, mainly due to greater energy purchases of Ch$6,002 million, higher other expenses of Ch$1,273 million, a greater charge for depreciation and impairment of Ch$1,170 million and increased transportation expenses of Ch$654 million.

Physical sales rose by 4.1% to 3,348 GWh to March 2014. Energy losses rose by 0.1 percentage point to 7.3%, and the number of customers rose by approximately 92,000 to over 2.71 million.

PRESS RELEASE  1Q 2014

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was a 4.3% increase in Chilean peso terms in 2014 as compared to March 2013.

Peru:

Our subsidiary Edelnor reported operating income of Ch$20,811 million, an increase of Ch$4,399 million over 2013, mainly explained by an increase in operating revenue of Ch$18,148 million, both from higher physical sales and other operating revenue.  This was partially offset by higher energy purchases of Ch$10,596 million, higher personnel expenses of Ch$1,581 million, higher procurement and services expenses of Ch$1,164 million and a higher charge for depreciation and impairment of Ch$774 million.

Physical sales rose by 82 GWh to 1,849 GWh in the period ended on March 31, 2014. Energy losses remained at 8.1%, and the number of customers rose by approximately 46,000 to over 1.27 million.

In summary, the revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended March 2014 and 2013 are as follows:

Operating Income Detail
(Figures in million Ch$)

	Mar-14			Mar-13
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	520,726	(384,714)	136,012	489,433	(341,617)	147,816
Cachoeira Dourada	61,403	(17,895)	43,508	32,206	(14,170)	18,036
CGTF	41,146	(32,602)	8,544	41,380	(31,226)	10,154
Cien	15,053	(6,318)	8,735	17,176	(8,686)	8,490
Chilectra S.A.	246,440	(217,256)	29,184	233,412	(199,299)	34,113
Edesur S.A.	47,480	(109,838)	(62,358)	78,557	(100,671)	(22,114)
Edelnor S.A.	114,801	(93,990)	20,811	96,653	(80,241)	16,412
Ampla	247,791	(201,114)	46,677	241,993	(196,946)	45,047
Coelce	166,251	(164,657)	1,594	166,409	(145,124)	21,285
Codensa S.A.	219,717	(157,143)	62,574	201,018	(148,186)	52,832
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda.	6,960	(2,394)	4,566	1,398	(1,142)	256
Synapsis Soluc.y Servicios Ltda. (2)	-	-	-	-	-	-
ICT	1,185	(1,516)	(331)	1,488	(1,922)	(434)
Cemsa	417	(505)	(88)	-	-	-
Dock Sud	21,531	(19,862)	1,669	-	-	-
EE Piura	14,286	(9,151)	5,135	-	-	-
Holding Enersis y soc. inversión	9,942	(15,844)	(5,902)	8,112	(13,159)	(5,047)
	-	-	-	-	-	-
Consolidation Adjustments	(163,332)	158,039	(5,293)	(152,566)	151,235	(1,331)

Total	1,571,797	(1,276,760)	295,037	1,456,669	(1,131,154)	325,515

Financial Results

The net financial result was a loss of Ch$61,360 million, an increase of Ch$3,868 million, or 6.7%, with respect to the same period of 2013.

This is mainly explained as follows:

PRESS RELEASE  1Q 2014

Higher financial income of Ch$30,525 million, mainly due to Ch$18,715 million higher income in Enersis  from investments using the proceeds from the capital increase, higher revenue in the Brazilian subsidiaries of Ch$11,344 million, mainly due to financial investments over 90 days, and revenue as a result of the capitalization of non-amortized assets at the termination of the concessions in Ampla and Coelce at net replacement value.

Greater charge for indexation adjustments of Ch$2,967 million due to the effect produced by variations in the value of the Unidad de Fomento (UF) with respect to UF denominated debt of some companies in Chile. This is because the UF in the 2014 period increased its value by 1.3% compared with the 0.1% increase the year before.

Higher charge for exchange differences of Ch$31,884 million, mainly explained by the foreign currency debt of the Argentine subsidiaries Endesa Costanera of Ch$17,348 million and Central Dock Sud of Ch$20,227 million, as a result of the devaluation of the Argentine peso against the dollar.

Asset sales

The gain on asset sales was Ch$1,842 million, mainly from sales of land.

Corporate Taxes

Corporate income tax shows an increased charge of Ch$43,027 million, mainly due to higher taxes in Enersis of Ch$36,876 million, in Chilectra of Ch$1,689 million, in Codensa of Ch$2,555 million and in EE Piura of Ch$1,329 million.

ANALYSIS OF FINANCIAL POSITION STATEMENT

Assets (million Ch$)	Mar-14	dec-13	Change	% Change

Current Assets	3,449,009	3,896,215	(447,206)	(11.5%)
Non Current Assets	11,659,396	11,281,449	377,947	3.4%

Total Assets	15,108,405	15,177,664	(69,259)	-0.5%

The Company’s total assets as of March 2014 decreased Ch$69,259 million from December 2013, mainly due to:

➢  Current assets decreased by Ch$447,206 million, or 11.5%, as a result of:

❖  Decrease in cash and cash equivalents of Ch$131,540 million, mainly because of a Ch$67,316 million reduction in Emgesa following the payment of debt and dividends, Ch$59,582 million less in Endesa Brasil due to payment of dividends, Ch$56,036 less million in Codensa due to the payment of taxes, debt and dividends, Ch$17,039 million less in Edelnor from the liquidation of time deposits, Ch$18,856 million in Chilectra due to supplier payments, Ch$8,984 million less in Edegel because of payments to suppliers and payment of debt, Ch$7,352 million reduction in Coelce due to debt repayments and Ch$6,571 million less in Ampla from the repayment of debt and redemption of financial investments. The above was partially compensated increases in Endesa Chile of Ch$60,209 million in repurchase agreements, in Enersis of Ch$30,883 million in time deposits and repurchase agreements and in Endesa Cachoeira of Ch$19,681 million larger cash surpluses.

PRESS RELEASE  1Q 2014

❖ Reduction in other current financial assets of Ch$527,120 million as a result of a Ch$453,072 million reduction in Enersis due to the purchase of minority holdings in Coelce, the payment of foreign-currency bonds and dividend payments, Codensa’s Ch$62,529 million in bond repayments, and Ch$7,786 million in Endesa Chile following the effects of financial derivatives.

❖ Increase in other current non-financial assets of Ch$26,394 million, resulting from increases in Ampla of Ch$10,937 million for services to third parties, in Endesa Chile of Ch$6,029 million for insurance payments and advances to suppliers, in Celta of Ch$2,027 million for advances to suppliers and insurance, in E.E. Piura of Ch$3,742 million for advances to suppliers, in Codensa of Ch$2,300 million for advances to suppliers and insurance, and in Chilectra for Ch$1,406 million in advances to suppliers.

❖ Increase in trade debtors and current other accounts receivable of Ch$179,514 million, principally due to the increase in Ampla of Ch$105,658 million reflecting increased customer sales and the account receivable from the CDE fund by Resolution 8221 of the Brazilian government, in Coelce of Ch$42,387 million reflecting increased customer sales and the account receivable from the CDE fund by Resolution 8221 of the Brazilian government, in Edelnor of Ch$14,197 million  in customer accounts receivable, in Endesa Cachoeira of Ch$12,195 million in greater customer sales, in Emgesa of Ch$10,761 million due to increased energy sales, in Codensa of Ch$8,208 million in increased energy sales receivables, and in Central Dock Sud of Ch$6,472 million in customer accounts receivable. The above was compensated by reduced trade debtors in Edesur of Ch$20,982 million, mainly due the effects of translation (23.0% variation in the local currency with respect to the Chilean peso) from the first quarter of 2013 to the first quarter of 2014.

➢  Increase in non-current assets of Ch$377,947 million, equivalent to 3.4%, mainly due to:

❖  Increase in property, plant and equipment of Ch$160,104 million mainly relating to new investments of Ch$128,609 million, the effects of translation from the different functional currencies of the companies of Ch$11,227 million and other movements of Ch$2,792 million. This was partially offset by a reduction in amortization and depreciation for the period of Ch$86,524 million.

❖  Increase in intangible assets other than goodwill of Ch$99,041 million, mainly relating to the new investments of Ch$34,136 million and translation effects of Ch$103,082 million. This was partially offset by reduced amortization and depreciation for the period of Ch$24,784 million and other movements of Ch$13,393 million.

❖  Increase in other non-current financial assets of Ch$79,524 million, mainly due to the increase in financial assets from IFRIC 12 in Ampla and Coelce of Ch$80,119 million including the translation effects.

❖  Increase in goodwill of Ch$38,958 million, mainly relating to translation effects on foreign investments.

PRESS RELEASE  1Q 2014

Liabilities (million Ch$)	Mar-14	dec-13	Change	% Change

Current Liabilities	2,786,642	2,981,259	(194,617)	(6.5%)
Non Current Liabilities	3,797,434	3,688,940	108,494	2.9%
Total Shareholders' Equity	8,524,329	8,507,465	16,864	0.2%
Attributable to shareholders of the company	6,348,028	6,168,554	179,474	2.9%
Attributable to minority interest	2,176,301	2,338,911	(162,610)	(7.0%)

Total Liabilities and Shareholders' equity	15,108,405	15,177,664	(69,259)	(0.5%)

The Company’s total liabilities and equity decreased by Ch$69,259 million compared to December 2013. This is mainly explained by the increase of Ch$16,864 million in equity and a decrease of Ch$194,617 million in current liabilities, partially offset by an increase of Ch$108,494 million in non-current liabilities.

➢  Current liabilities decreased by Ch$194,617 million, equivalent to 6.5%, mainly due to:

❖  Decrease in other current financial liabilities of Ch$318,905 million, mainly due to the decrease in Enersis of Ch$308,869 million, principally due to the repayment of US$ debt and swap derivative, and in Codensa of Ch$68,179 million due to the payment of bonds. This was offset by increases in Emgesa of Ch$42,375 million for the transfer of long-term bonds plus accrued interest and in Ampla of Ch$10,008 million for the transfer of long-term bonds plus accrued interest.

❖  Reduction in other current provisions of Ch$32,468 million, mainly reductions in Edesur of Ch$20,795 million of translation effects, in Endesa Chile, Chilectra and Enersis of Ch$9,733 million of payments to personnel and in Edegel of Ch$917 million due to a reversal of provisions.

❖  Reduction in accounts payable to related entities of Ch$31,717 million, mainly dividends paid to Endesa Latinoamérica and Endesa España of Ch$42,562 million and payments for fuel purchases to Endesa Generación and Gas Atacama of Ch$6,661 million. The above was partly compensated by a larger account payable to GNL Quintero of Ch$12,973 million for fuel purchases and an increase in the account payable to Endesa Latinoamérica of Ch$3,334 million for the debt of Dock Sud.

❖  Reduction in current taxes of Ch$17,086 million, principally due to the Ch$26,463 million reduction in Endesa Chile as compensation for the 2013 tax credit, offset by an increase in income tax in Enersis of Ch$8,547 million.

❖  Increase in trade creditors and current other accounts payable of Ch$200,582 million, mainly due to increases in the accounts payable to suppliers for energy purchases of Ch$161,855 million, an increase in dividends payable of Ch$135,936 million and an increase in other accounts payable of Ch$10,618 million, offset by the reduction in accounts payable for goods and services of Ch$100,901 million and to suppliers for fuel and gas purchases of Ch$7,846 million.

➢  Non-Current liabilities increased by Ch$108,494 million, equivalent to 2.9%, mainly explained by:

❖  Increase in other non-current financial liabilities (financial debt and derivatives) of Ch$88,592 million, mainly in Coelce of Ch$50,974 million for translation differences and increase in debt, and loans drawn by Cien of Ch$3,007 million, in Chinango of Ch$4,210 million, in Edesur of Ch$2,717 million, in Chocón of Ch$5,678 million and in Costanera of Ch$4,791 million. There were also increases in exchange rate and translation differences on foreign currency debt in Ampla of Ch$26,507 million, in Endesa Chile of Ch$18,819 million, in Codensa of Ch$8,893 million, in Enersis of Ch$4,009 million and in Edelnor of Ch$2,890 million. The above was offset by a decrease in Emgesa of Ch$43,158 million due to the transfer of debt to short term less translation effects.

PRESS RELEASE  1Q 2014

❖  Increase in Other non-current provisions of Ch$20,286 million mainly due to the translation effects of the Brazilian subsidiaries (1.4% devaluation against the Chilean peso).

➢  The equity rose by Ch$16,864 million over December 2013.

❖  The part attributable to owners of the controller increased by Ch$179,474 million, mainly explained by the improved result for the period of Ch$76,811 million and increase in other reserves of Ch$102,681 million. The latter included translation differences for the period of Ch$195,886 million, offset by reduced reserves from the unification of interests by the Coelce PSO of Ch$76,306 million and the cash-flow hedge of Ch$16,648 million.

❖  Non-controller participations decreased by Ch$162,610 million, mainly explained by the reduction in minority interests with respect to dividends of Ch$209,096 million and the effects of the PSO of Coelce of Ch$57,943 million, offset by the comprehensive results of Ch$61,067 million and the result for the period of Ch$43,384 million.

Changes in the main financial indicators are as follows:

Indicator		Unit	Mar-14	Mar-13	Dec-13	Change	% Change

Liquidity	Current liquidity	Times	1.24	1.31		(0.07)	(5.3%)
	Acid ratio test (1)	Times	1.20	1.27		(0.07)	(5.5%)
	Working Capítal	MMCh$	662,367	914,956		(252,589)	N/A
Leverage	Leverage	Times	0.77	0.78		(0.01)	(1.3%)
	Short Term Debt	%	0.42	44.7%		-2.4%	(5.3%)
	Long Term Debt	%	0.58	55.3%		2.4%	4.3%
	Financial Expenses Coverage (2)	Times	3.06		4.30	(1.24)	(28.9%)
Profitability	Operating Income/Operating Revenues	%	18.8%		22.3%	(3.6%)	(16.0%)
	ROE (annualized)%		10.6%		7.3%	3.3%	44.7%
	ROA (annualized)%		7.1%		6.2%	0.9%	14.4%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity ratio as of March 2014 was 1.24 times, 5.3% less with respect to March 2013. The company has an excellent liquidity position, although with less cash than in March 2013.

PRESS RELEASE  1Q 2014

The debt ratio is 0.77 times as of March 31, 2014, 1.3% less than March 2013, reflecting reduced debt despite the increase in equity.

The financial expense coverage ratio shows a decrease of 1.24 times, equivalent to 28.9%, moving from 4.30 times in December 2013 to 3.06 times in March 2014. This is mainly the result of the decrease in EBITDA in this period.

The profitability indicator, operating income divided by operating revenue, declined by 16.0% to 18.8% as of March 2014.

The return on the equity of the shareholders of the Company is 10.6%, with a 44.7% increase over December 2013, as a consequence of the improved results for the period.

The return on assets moved from 6.2% in December 2013 to 7.1% in March 2014, mainly the result of the improved results obtained in this period.

MAIN CASH FLOWS

The company generated a negative net cash flow during the period of Ch$804,970 million, comprised mainly of the following:

Cash Flow (million Ch$)	Mar-14	Mar-13	Change	% Change

From Operating Activities	218,351	260,921	(42,570)	(16.3%)
From Investing Activities	197,677	(494,841)	692,518	139.9%
From Financing Activities	(579,430)	875,488	(1,454,918)	166.2%

Net Cash Flow	(163,402)	641,568	(804,970)	(125.5%)

Operating activities generated a positive net cash flow of Ch$218,351 million in the first quarter of 2014, a 16.3% decline of from the same period in 2013. This is mainly composed of sales proceeds and other income of Ch$1,826,281 million and other operating income of Ch$119,050 million, offset by payments to suppliers of Ch$1,056,019 million, payments to employees of Ch$131,483 million and other operating payments of Ch$539,478 million

Investment activities generated a positive net cash flow of Ch$197,677 million, which represents an increase in cash of 139.9%, or Ch$692,518 million, compared to the same period of 2013. These disbursements relate to investments in property, plant and equipment of Ch$173,599 million, the incorporation of intangible assets (IFRIC 12) of Ch$61,623 million, and the Ch$135,274 million increased investment in Coelce, offset by reduced interest received of Ch$29,920 million, other cash inflows of Ch$10,154 million and investments in time deposits of over 90 days of Ch$528,099 million.

Financing activities generated a net negative cash flow of Ch$ 579,430 million, mainly due to loan repayments of Ch$298,268 million, dividend payments of Ch$129,702 million, interest payments of Ch$69,939 million and other financing disbursements of Ch$125,220 million, compensated by loans drawn of Ch$43,699 million.

PRESS RELEASE  1Q 2014

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Mar-14	Mar-13	Mar-14	Mar-13

Endesa Chile	90,028	84,774	47,652	47,650
Cachoeira Dourada	1,122	1,686	1,438	1,513
CGTF	1,766	3,146	1,582	1,547
CIEN	1,409	2,491	3,387	3,506
Chilectra S.A.	9,138	9,791	6,175	6,711
Edesur S.A.	33,601	22,762	2,670	3,316
Edelnor S.A.	15,060	9,744	6,480	5,818
Ampla (*)	34,734	23,040	11,875	9,076
Coelce (*)	26,168	11,310	10,225	6,799
Codensa S.A.	20,165	20,374	16,607	15,641
Inmobiliaria Manso de Velasco Ltda.	40	889	64	62
Holding Enersis and investment companies	1,027	875	318	327
Cemsa	-	-	7	-
Dock Sud	259	-	1,478	-
EE Piura	653	-	1,337	-

Total	235,222	190,884	111,308	101,976

(*) Includes intangible assets concessions

PRESS RELEASE  1Q 2014

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental standards. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•         The public authorities are going to approve such environmental impact studies.

•         Public opposition will not cause delays or modifications to any proposed project

•         Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

PRESS RELEASE  1Q 2014

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 77% as of March 31, 2014.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	31-03-2014%	31-12-2013%
Fixed Interest Rate	77%	72%
Variable Interest Rate	23%	28%
Total	100%	100%

Exchange rate risk

Exchange risks are mainly related to the following transactions:

Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

Revenues of Group companies that are directly linked to dollar fluctuations

Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

PRESS RELEASE  1Q 2014

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Company has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of December 31, 2013, there were no commodity hedges outstanding. As of December 31, 2012, there were swap transactions for 462 barrels of Brent oil for January 2013 and 365 thousand tons of coal for the period January-June 2013. (There were no hedges outstanding as of January 1, 2012).

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 19 and 21 and Appendix 4.

As of December 31, 2013, the Enersis Group shows a liquidity of ThCh$ 1,474,847,860 in cash and cash equivalents and ThCh$ 133,926,861 in available committed long-term credit lines. As of December 31, 2013, the Enersis Group had a liquidity position of ThCh$ 1,606,387,569 in cash and cash equivalents and ThCh$ 208,900,680 in committed long-term credit lines.

Credit Risk.

The Enersis Group thoroughly follows up the credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

PRESS RELEASE  1Q 2014

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible loss of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

The US dollar Libor interest rate.

The usual local banking-practice indices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

PRESS RELEASE  1Q 2014

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The valuation of the various debt and financial-derivatives positions included in the calculation has been made consistently using the financial capital calculation methodology reported to management.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	31-03-2014%	31-12-2013%
Interest Rate	20,301,776	17,236,855
Exchange Rate	2,948,864	3,074,168
Correlation	(403,903)	(390,965)
Total	22,846,737	19,920,058

The Value at Risk positions have evolved during the first quarter 2014 period and first quarter 2013 as a function of the start/maturity of the transactions.

Other risk

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

The non-payment, after any applicable grace period, of debts of these companies or, in the case of Endesa Chile, with an individual principal amount outstanding in excess of the equivalent of US$ 50 million and whose overdue amount is also in excess of the equivalent of US$ 50 million, could give rise to a cross-default under syndicated loans. This loan facility also include provisions with cross-acceleration terms for events other than non-payment in the above-mentioned companies, such as bankruptcy, insolvency and adverse enforceable judicial sentences, for amounts in excess of US$ 50 million, and expropriation of assets.

Similarly, non-payment, after any given applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds.

Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

PRESS RELEASE  1Q 2014

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: May 7, 2014